Exhibit 99.1

For Immediate Release

Novadaq Reports First Quarter 2012 Financial Results

Toronto, Ontario — May 4, 2012 — Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical procedures, today announced financial results for its first quarter ended March 31, 2012. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

“We are focused on building a sustainable business model based on partnering our SPY fluorescence imaging technology for certain surgical applications with market leading companies and commercializing, on our own, new systems such as PINPOINT® for endoscopic surgery”, commented Dr. Arun Menawat, Novadaq’s President and CEO.

“The combined installed base of SPY technology in the United States now exceeds 400 systems, and 3,100 open SPY procedure kits were shipped during the first quarter of 2012, increasing SPY recurring revenues by 180% year-over-year. Additionally, with the recent completion of the $40.3 million equity financing, and by sponsoring a multi-center clinical trial called PILLAR™, we have taken the initial steps towards the commercialization of PINPOINT,” added Dr. Menawat.

First Quarter Corporate Highlights

•	Novadaq shipped 120 SPY Elite® and FIREFLY systems during the first quarter. At March 31, 2012, the number of US hospitals with installed SPY and FIREFLY systems exceeded 400.

•

3,100 SPY kits for open surgical procedures were shipped to hospitals during the first quarter, representing a 163% increase over the same period in 2011, and a 15% sequential increase compared with Q4-2011.

•	In January, Novadaq named MAQUET Cardiovascular as the exclusive US distributor of Novadaq’s CO2 Heart Laser products.

•	In March, Novadaq announced that its common shares were approved for listing on the NASDAQ Global Market (NASDAQ) under the ticker symbol “NVDQ.”

•

Also in March, the Company announced that the Centers for Medicare & Medicaid Services established SPY Vascular Angiography as a new reimbursable service under the Hospital Outpatient Prospective Payment System, effective April 1, 2012.

•

Prior to the end of the quarter, Novadaq initiated the multi-center PILLAR (Perfusion Assessment in Laparoscopic Left Anterior Resection) clinical trial, which will study the use of PINPOINT endoscopic fluorescence imaging in up to 150 patients undergoing laparoscopic left colectomies. Details of the study can be found at: www.clinicaltrials.gov, searching identifier NCT01560377.

Financial Highlights

•

Total revenues in the first quarter were $4.8 million, a 103% increase compared to $2.3 million in the same period in 2011, due mainly to increased sales of systems and procedure kits across both of our commercial SPY businesses (SPY Elite and FIREFLY). Total revenues decreased sequentially by $228,000 in comparison to Q4-2011 due to seasonality in SPY Elite capital sales, and lower TMR revenues.

Novadaq Reports First Quarter 2012 Financial Results

•	First quarter recurring revenues for our SPY businesses totaled $2.1 million, representing year-over-year growth of 180% compared to Q1-2011, and sequential growth of 16% compared to Q4-2011.

•

Operating burn (cash used in operating activities before changes in working capital) was close to break-even at $0.08 million in the first quarter. Excluding the impact of NASDAQ registration fees, operations would have contributed $0.2 million. This compares with operating burns of $1.8 million for the same period in 2011, and $0.03 million in Q4-2011. Working capital contributed $0.6 million during the first quarter 2012, and $1.9 million was invested, including $1.8 million to build the SPY Elite installed base.

•

At March 31, 2012, cash and cash equivalents totaled $7.9 million, and 32.8 million basic shares were outstanding. Subsequent to the end of the quarter, the Company raised $40.3 million by way of an underwritten equity offering (net proceeds approximately $36.9 million), issuing 7,015,000 shares at a price of $5.75 per share.

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, Friday, May 4, 2012, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on June 4, 2012 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the account number 286 and the conference identification number 388170 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Enabling surgeons with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their surgeons, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY during complex surgery, leads to fewer post-operative complications and lower hospital costs.

The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT™, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Novadaq Reports First Quarter 2012 Financial Results

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq's current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Reports First Quarter 2012 Financial Results

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars)

	As at March 31, 2012	As at December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$7,894,253	$9,633,608
Accounts receivable	2,145,413	2,018,782
Prepaid expenses and other	1,508,354	829,625
Inventories	2,249,449	1,755,729

Non-current assets
Property and equipment	7,500,057	6,034,674
Deferred tax assets	222,546	248,640
Intangible assets	1,977,681	2,272,434

Total Assets	$23,497,753	$22,793,492

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities

Accounts payable and accrued liabilities	4,341,377	$2,485,994
Provisions	41,620	41,300
Deferred revenue	450,238	396,859
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	202,556	197,760

Non-current liabilities
Deferred tax liabilities	222,546	248,640
Convertible debentures	4,327,830	4,223,454
Deferred revenue	164,357	188,883
Deferred partnership fee revenue	4,266,666	4,591,666
Repayable government assistance	169,175	214,402
Shareholder warrants	11,876,354	8,278,105

Total Liabilities	$27,362,719	$22,167,063

Shareholders’ (Deficiency) Equity
Share capital	$98,825,650	$98,695,023
Contributed surplus	6,895,159	6,772,298
Equity component of convertible debentures	1,454,353	1,454,353
Deficit	(111,040,128)	(106,295,245)

Total Shareholders’ (Deficiency) Equity	$(3,864,966)	$626,429

Total Liabilities and Shareholders’ (Deficiency) Equity	$23,497,753	$22,793,492

Novadaq Reports First Quarter 2012 Financial Results

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended
	March 31, 2012	March 31, 2011
Product sales	$3,654,045	$1,735,892
Royalty revenue	608,083	—
Deferred licensing revenue	325,000	200,000
Service revenue	180,247	404,938

Total revenues	$4,767,375	$2,340,830
Cost of sales	2,045,537	1,257,057

Gross margin	$2,721,838	$1,083,773

Selling and distribution costs	$1,063,487	$1,275,219
Research and development expenses	1,161,731	1,048,128
Administrative expenses	1,470,950	1,112,784

Total operating expenses	$3,696,168	$3,436,131

Loss from operations before the following	$(974,330)	$(2,352,358)

Finance costs	$(172,731)	$(167,578)

Finance income	427	7,085

Shareholder warrants revaluation adjustment	(3,598,249)	4,307

Gain on investment	—	25,000

Loss and comprehensive loss for the period	$(4,744,883)	$(2,483,544)

Basic and diluted loss and comprehensive loss per share for the period	$(0.15)	$(0.09)

Novadaq Reports First Quarter 2012 Financial Results

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended
	March 31, 2012	March 31, 2011
OPERATING ACTIVITIES
Loss and comprehensive loss for the period	$(4,744,883)	$(2,483,544)
Items not affecting cash
Depreciation of property and equipment	418,182	192,210
Amortization of intangible assets	294,753	235,183
Stock-based compensation	253,488	205,020
Finance costs, including imputed interest on convertible debentures	104,376	96,760
Warrants revaluation adjustment	3,598,249	(4,307)

	$(75,835)	$(1,758,678)

Changes in non-cash working capital balances
(Decrease) increase in deferred revenue	$40,387	323,772
(Increase) decrease in accounts receivable	(126,631)	322,895
Increase in inventories	(493,720)	(799,410)
Increase in accounts payable and accrued liabilities	1,845,432	627,129
Decrease( increase) in prepaid expenses and other	(652,635)	438,812

Net change in non-cash working capital balances related to operations	$612,833	$913,198

(Decrease) increase in long term deferred revenue	(357,650)	(239,148)

Cash provided by (used in) operating activities	$179,348	$(1,084,628)

INVESTING ACTIVITIES
Additions to property and equipment	$(1,913,282)	$(749,265)
Disposals of property and equipment	29,717	27,409
Purchase of TMR business	—	(1,000,000)

Cash used in investing activities	$(1,883,565)	$(1,721,856)

FINANCING ACTIVITIES
Issuance of common shares and warrants	—	$15,278,447
Transaction costs of common shares and warrants	—	(998,207)
Repayable government assistance	$(40,431)	—

Cash (used in) provided by financing activities	$(40,431)	$14,280,240

Net (decrease) increase in cash and cash equivalents during the period	$(1,744,648)	$11,473,756
Net foreign exchange difference	5,293	38,775
Cash and cash equivalents at beginning of period	9,633,608	5,597,407

Cash and cash equivalents at end of period	$7,894,253	$17,109,938